[LETTERHEAD OF CAHILL GORDON & REINDEL LLP]

(212) 701-3000

 July 24, 2009

Re:	XL Capital Ltd
Form 10-K for the fiscal year ended
December 31, 2008

Dear Mr.  Rosenberg and Ms.  Ignat:

On behalf of and as counsel for XL Capital Ltd (“XL” or the “Company”), we are responding to your letter, dated July 13, 2009 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 001-10804), filed with the Commission on March 2, 2009 (the “Form 10-K”) and its Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 9, 2009.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

The responses set forth below were prepared by the Company and provided to us.  Unless the context clearly indicates otherwise, all references to “we” or “us” throughout the response below refer to XL.

—————————————————

Form 10-K for the Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 76

              1.          Your discussion of the prior period development movements on pages 16, 17, 71, in the segment operating results starting on page 93 and in other parts of your document does not appear to address in all cases the underlying reasons for the prior period reserve developments.  Explaining developments as due to “lower than expected reported loss activity and favorable reserve development in global property lines of business as a result of favorable claim development” or to “a reduction in estimated ceded IBNR following reserve reviews in these lines” does not appear to be sufficiently informative.  Please revise your disclosure to discuss the underlying reasons for the adverse and favorable prior period reserve developments.  Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

In response to the Staff’s comment the Company proposes that in future filings we will expand our discussion of prior period development.  This discussion will better explain the underlying reasons for the adverse and favorable prior period reserve developments and the timing of related events.  Our expanded disclosure will clarify what events or additional information led to the change in estimate in the period.

Based on past experience, we anticipate that in many cases the additional information prompting the change in estimate will include normal course individual case reserve development or a reserve review or study which showed that initial indications of possible favorable or unfavorable development had resulted in changes to estimated ultimate losses.  In addition, as we have described in our Critical Accounting Policies and Estimates disclosure, methodologies used by the Company’s actuaries typically change as the accident year or underwriting exposure period become more mature and as such, in some cases, the use of a new reserve methodology may yield a more refined estimate of ultimate loss costs.

To illustrate the intended expanded disclosure to be applied in future filings beginning with the Form 10-Q for the period ended June 30, 2009, the Company has included as Appendix A, a supplemental example of the revised disclosure based on prior year development reported by the Company in 2008.  In addition, in order to ensure that users clearly understand the normal trends in the application of reserve methodologies by the Company, management also proposes to clarify the existing  reserve methodology discussion included in the Company’s Critical Accounting Policies and Estimates section of future filings, beginning with the Form 10-K for the year ended December 31, 2009, by incorporating language substantially in the form included below:

Insurance

Generally, initial actuarial estimates of IBNR reserves not related to a specific event are based on the loss ratio method applied to each class of business.  The selected loss ratios involve actuarial and management judgment and are reviewed at least twice per year based on historical information for each class of business; which includes loss ratios for each such class, market conditions, changes in pricing and conditions, underwriting changes, changes in claims emergence, and other factors that may influence expected ultimate losses.

When the percentage of reported losses in an accident year rises, typically to the level of 50% to 75% of estimated ultimate losses, we typically transition from reliance on loss ratio methods to Bornhuetter Ferguson (“BF”) methods.  As losses emerge further, typically between 75% and 80%, we will typically transition from BF methods to chain ladder methods.  Multiple estimates of ultimate losses using a variety of actuarial methods are calculated for many, but not all, of the Company’s classes of business for each year of loss experience.  The Company’s actuaries will review each class and determine the ultimate loss selection based on the characteristics of the particular class, the results of these multiple estimates and other relevant factors, such as historical ultimate loss ratios, the presence of individual large losses, and known occurrences that have not yet resulted in reported losses.

The pattern of loss emergence is determined using actuarial analysis which include significant judgment, and is based on the historical patterns of the recording of paid and reported losses by the Company, as well as industry information.  Information that may cause historical patterns to differ from future patterns is considered and reflected in expected patterns as appropriate.  As adverse or favorable loss development occurs, this information will impact the information underlying the selection of loss emergence patterns, selections for the loss ratio method and the incorporation of these assumptions in the BF and chain ladder methods.  This adverse or favorable loss development thus influences most changes in prior period development.

Initial estimates for event-related occurrences, including catastrophes, are based on exposure analysis.  This is supplemented by incurred activity analysis and specific actuarial and statistical modeling.

Reinsurance

In general the Company’s IBNR estimates initially tend to rely on methods that give weight to ultimate losses generated from the Company’s initial expected loss ratios at an underwriting year and line of business level.  This initial expected loss ratio is generated based on historical underwriting year information for that line in conjunction with pricing information, loss trends, underwriting changes and other relevant factors.  As the underwriting year matures and losses are reported, the weighting shifts towards actual experience for that line of business.  Typically, the Company tends to give full credibility to the actual loss experience once 60-80% of the ultimate losses are estimated to have been reported for the underwriting year based on the chain ladder methodology.

For property, marine and aviation reinsurance, 95% of losses are generally reported within 3 to 4 years from the beginning of the underwriting year.  Generally, the initial method is a target loss ratio or BF loss reserving method with reliance solely placed upon a BF-type method at 12 to 24 months of loss maturity, with transition to chain ladder methods at 24 to 48 months of loss maturity.

For Casualty and Professional reinsurance, loss emergence patterns can vary from 5 years to over 20 years depending on the type of business.  As a general rule, reliance will remain on the loss ratio method or BF method through 36 months of loss maturity, with transition to solely a BF or similar method at 36 to 60 months of loss maturity.  A transition to a chain ladder method would typically be made at or beyond 60 months of loss maturity.

Initial estimates to event-related occurrences, including catastrophe, are based on exposure analysis.  This is supplemented by incurred activity analysis and specific actuarial and statistical modeling.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3.  Fair Value measurements, page 164

2.
Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities on page 165 to present the transfers in and out on a gross basis.  For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

In response to the Staff’s comment, the Company proposes to include additional disclosure beginning with its Form 10-Q for the quarter ended June 30, 2009 related to fair value measurements in substantially the form below:

(U.S. dollars in thousands) (Unaudited)		Level 3 Assets and Liabilities Year Ended December 31, 2008

	Fixed Maturities	Short-term Investments	Other Investments	Derivative Contracts-Net

Balance, beginning of period	$1,385,601	$15,606	$40,354	$12,283
Realized (losses) gains	(176,688)	(175)	–	24,207
Movement in unrealized (losses) gains	(400,083)	(2,750)	(4,930)	172,093
Purchases, issuances and settlements	73,178	(10,219)	29,930	18,235
Transfers in to Level 3	452,087	–	–	–
Transfers out of Level 3	(363,932)	–	–	–
Fixed maturities to short term investments classification change	(18,284)	18,284	–	–
Balance, end of period	$951,879	$20,746	$65,354	$226,818
Movement in total (losses) gains above relating to instruments still held at the reporting date	$(407,637)	$(2,938)	$(4,930)	$172,093

Level 3 assets include securities for which the values were obtained from brokers where either significant inputs were utilized in determining the values that were difficult to corroborate with observable market data, or sufficient information regarding the specific inputs utilized by the broker was not available to support a Level 2 classification.  Level 3 assets also include securities for which the Company determined current market trades represent distressed transactions, and accordingly, the Company determined fair value using certain inputs that are not observable to market participants.

Fixed maturities and short term investments

In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments as is currently the case for certain U.S. collateralized mortgage obligations (“CMOs”), asset backed securities (“ABSs”), commercial mortgage backed securities (“CMBSs”), collateralized debt obligations (“CDOs”), and other Topical Assets (which the Company defines as sub-prime non-agency securities, second liens, ABS CDOs with sub-prime collateral as well as Alt-A mortgage exposures) for which sufficient information, such as cash flows or other security structure or market information, is not available to enable a model derived price to be determined.  Generally, securities that are less liquid are more difficult to value and/or dispose of Fixed maturities and short term investments classified within Level 3 are made up of those securities for which the values were obtained from brokers where either significant inputs were utilized in determining the value that were difficult to corroborate with observable market data, or sufficient information regarding the specific inputs utilized by the broker was not obtained to support a Level 2 classification, or for which the Company determined current market trades represent distressed transactions.  The fair values of the majority of the Company’s holdings in securities exposed to sub-prime mortgages are generally not based on quoted prices for identical securities, however, where they are based on model-derived valuations from pricing services in which all significant inputs and significant value drivers are considered to be observable in active markets, these securities continue to be classified within Level 2.  In certain instances, given the current market dislocation, the Company had elected to utilize Level 3 broker valuations over available pricing service valuations during the prior quarter; however, during the current quarter certain fixed maturity investments with a fair value of $363.9 million were recorded based upon pricing service valuations where available resulting in transfers being recorded from Level 3 to Level 2.  If the Company were forced to sell certain of its assets in a period of market disruption, there can be no assurance that the Company will be able to sell them for the prices at which the Company has recorded them.

As described above, values obtained from brokers where either significant inputs utilized in determining the value were difficult to corroborate with observable market data or where sufficient information regarding the specific inputs utilized by the broker was not available to support a Level 2 classification are included in Level 3.  During the year certain fixed maturities and short term investments with a fair value of $452.1 million were transferred in to Level 3 due to the fair values being obtained from broker valuations where sufficient information regarding specific inputs was unavailable rather than being provided by pricing services as they had

been previously.   The transfers into Level 3 were not recorded as a result of changes in valuation methodology made by the Company.

4.  Syncora Holdings Ltd. (“Syncora”), page 164

3.             Explain why the loss incurred related to the Master Agreement with Syncora was not included in the line “Net losses and loss expenses incurred” on the statement of income.  Tell us where you reported other items related to commutations, reinsurance and guarantee arrangements with Syncora and other parties.

In response to the Staff’s comment, management would like to note that the Company’s accounting classification for the period prior to the conclusion of the Master Agreement with Syncora is based on APB 18, “The Equity Method of Accounting for Investments in Common Stock” as amended by FAS 94, “Consolidation of All Majority-Owned Subsidiaries,” which affirms (without explicitly stating) the general concept that the equity method of accounting is an extension of the consolidation concept.  All items related to commutation, reinsurance and guarantee arrangements with Syncora and other parties are included within ‘Net loss from operating affiliates.’  It is management’s view that the Master Agreement with Syncora was entered into while equity method accounting remained the appropriate treatment.

The carrying amount of an investment under the equity method is initially recorded at cost.  It is adjusted to recognize the investor’s share of the earnings or losses of the investee subsequent to the date of investment and should reflect adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses.  The investor’s share of earnings or losses of investees is ordinarily shown in the income statement of the investor as a single amount (absent extraordinary items).

APB 18 Para.  6 states:

The equity method.  An investor initially records an investment in the stock of an investee at cost, and adjusts the carrying amount of the investment to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition.  The amount of the adjustment is included in the determination of net income by the investor, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of investment.  The investment of an investor is also adjusted to reflect the investor’s share of changes in the investee’s capital.  Dividends received from an investee reduce the carrying amount of the investment.  A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and which should be recognized even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method.

APB 18 Para.  19(a) states:

19.  Applying the equity method.  The procedures set forth below should be followed by an investor in applying the equity method of accounting to investments in common stock of corporate joint ventures and other investees which qualify for the equity method:

a.  Intercompany profits and losses should be eliminated until realized by the investor or investee as if a corporate joint venture or investee company were consolidated.

APB 18 does not elaborate on how such consolidation-type adjustments should be made beyond stating that the procedures used in preparing consolidated statements should apply ARB 51, however, establishes as basic con-

solidation principles that (1) any intercompany profit or loss on assets remaining within the consolidated group of companies should be eliminated and (2) the amount of intercompany profit or loss to be eliminated is not affected by the existence of a minority interest.  Where the sale is made by the parent, the entire gain or loss is charged to the parent/investors interest.  Where the sale is made by a subsidiary with a minority interest, the gain or loss eliminated may be either charged entirely to the parent/investor interest or prorated with the minority/other minority interests depending on the circumstance.

Based on APB 18 and the relevant authoritative guidance management believe that it is appropriate to record the results of all transactions with Syncora up to and including the date the Master Agreement was concluded in “Net income/loss from operating affiliates” in order to reflect the results of XL’s relationship with Syncora in a transparent manner.  In addition, the Company has disclosed the individual components of the overall charges related to Syncora and the fact that the one line accounting treatment has been adopted in Note 4 to the December 31, 2008 Financial Statements included within the Form 10-K.  On this basis management believe that the users of the Company’s financial information are fully informed about the Company’s contractual relationships with Syncora and their impact on the results of operations and the financial results are presented consistent with available authoritative guidance.

Following the conclusion of the Master Agreement with Syncora the application of APB 18 and the equity method of accounting no longer remains appropriate given the absence of any equity interest or other form of significant influence over their operations.

18.  Off Balance Sheet Arrangements, page 207

4.                     It appears based on your disclosure on page 127 that you utilize variable interest entities that are not required to be consolidated.  Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements.  For your non-consolidated variable interest entities such as your CDOs, Stoneheath Re, Primus and others as applicable, please revise your disclosure in MD&A to address these items:

•
Discuss the nature of your variable interest in the non-consolidated variable interest entities, how your investment management fees are structured, and how you determined that you are not the primary beneficiary under FIN 46(r);

•	Discuss the reason for consolidating some variable interest entities but not others, should that be the case.
•	Categories and rating of assets they hold;
•	Weighted-average life of assets the off-balance sheet entity holds;
•	Forms of funding (commercial paper, medium-term notes, etc.) and weighted-average life of the funding they hold;
•	Any material difficulties they have experienced in issuing commercial paper or other financing during the periods presented and if so, how such difficulties were resolved;
•	Maximum limit of the losses to be borne by any first loss note holders;
•	Discuss in detail your obligations under the agreements. For example, address the following, to the extent applicable:

•	Whether there are triggers associated with your obligations to fund,
•	Whether there are any terms that would limit your obligation to perform,
•	Any obligations under the facilities and their material terms,
•	Whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
•	Whether any agreement required you to purchase securities issued by the variable interest entities. If not, consider discussing your reasons for the purchase;

•	Whether you provided or assisted the variable interest entities in obtaining any other type of support, or whether it is your current intention to do so; and
•	Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the variable interest entities or incur significant losses associated with them.

5.                Also, revise your MD&A disclosures to address:

•	the scenarios where you would have to consolidate the variable interest entities and your expectation of the likelihood of such consolidation;
•	the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the variable interest entities; and
•
any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources.  In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the variable interest entities.

In response to the Staff’s comments 4 and 5 with respect to off-balance sheet arrangements, management would like to note that Item 303(a)(4)(i) states:

(i)    In a separately-captioned section, discuss the registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

In addition Item 303(a)(4)(ii) states:

(ii)   As used in this paragraph (a)(4), the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has:

(A)   Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, and that is not excluded from the initial recognition and measurement provisions of FIN 45 pursuant to paragraphs 6 or 7 of that Interpretation;

(B)  A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(C)  Any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, except that it is both indexed to the registrant’s own stock and classified in stockholders’ equity in the registrant’s statement of financial position, and therefore excluded from the scope of FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (June 1998), pursuant to paragraph 11(a) of that Statement, as may be modified or supplemented; or

(D)  Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be

modified or supplemented) in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the registrant.

It is management’s view that the Company has not entered into any off-balance sheet arrangements that are reasonably likely to have a material effect on the Company and meet the criteria indicated in Item 303(a)(4) (ii) other than the creation of the Stoneheath Re contingent capital facility (“Stoneheath”)”), the relationship with which is currently described in detail in several places within our disclosures.

As noted in the disclosure referred to in the Staff’s comment, the Company does invest in certain non-consolidated variable interest entities (“VIEs”) as a part of its investment portfolio.  The activities of these VIEs are limited to holding the underlying collateral used to service our investment therein.  Our involvement in these entities is passive in nature and we are not the arranger of these entities.  We have not been involved in establishing these entities, nor do we have any direct or contingent obligations to fund the limited activities of these VIEs.

In certain limited instances the Company invests in the most subordinate tranche of CDOs.  Owners of these tranches receive distributions from the residual income of the CDO after the more senior tranches are paid stated rates of interest.  Management has determined that it will not receive a majority of their residual returns nor absorb a majority of these entities’ expected losses.  Accordingly, the Company is not the primary beneficiary of these variable interest entities under paragraph 14 of FIN 46(R).  In addition, as noted above, there are no contractual arrangements for the Company to provide material additional funding for, or purchase securities from, these entities or their investors.  Absent a voluntary election to purchase additional interests in one of these entities, there is no scenario in which the Company would have to consolidate any of these CDOs.  Accordingly, the Company’s maximum exposure to loss as a result of its involvement with these entities is its aggregate carrying value ($15 million at December 31, 2008).

In addition, as also noted in the disclosures referred to in your comment, the Company has utilized variable interest entities in certain instances as a means of accessing capital.  The Company has utilized non-consolidated entities in the formation of contingent capital facilities such as Stoneheath.  The Company primarily represents a contributor of variability to Stoneheath, and will not receive a majority of their residual returns nor absorb a majority of these entities’ expected losses.  Accordingly, the Company is not the primary beneficiary of these variable interest entities under paragraph 14 of FIN 46(R).

Management does not believe that the Company’s investment in Primus represents a VIE or an off balance sheet arrangement.

Management believes that the Company has provided an appropriate level of qualitative detail regarding our utilization of VIEs and our relationship with Stoneheath (Pages 125, 128 and 207 of the Company’s Form 10-K), nonetheless, we propose prospectively expanding (in its Form 10-Q for the quarter ended June 30, 2009) the current disclosure as follows:

At times, the Company has utilized VIE’s both indirectly and directly in the ordinary course of the Company’s business.  The Company invests in CDOs, and other investment vehicles that are issued through variable interest entities as part of the Company’s investment portfolio.  The activities of these VIEs are generally limited to holding the underlying collateral used to service investments therein.  Our involvement in these entities is passive in nature and we are not the arranger of these entities.  The Company has not been involved in establishing these entities.  The Company is not the primary beneficiary of these variable interest entities under paragraph 14 of FIN 46(R)

In addition the Company has utilized variable interest entities in certain instances as a means of accessing contingent capital.  The Company has utilized unconsolidated entities in the formation of contingent capital facilities.  The Company’s  interests in Stoneheath represents an interest in a variable interest entity under FIN 46(R) Consolidation of Variable Interest Entities (FIN 46(R)), however, the Company is not the primary beneficiary under paragraph 14 of that guidance.  Given that there are no contractual requirements or intentions to enter into additional variable interests in this entity; management considers the likelihood of consolidating Stoneheath in the future to be remote.  For further details regarding Stoneheath see [Include appropriate reference].

Note 25 Income Taxes

6.           The reconciliation from the expected tax rate to the effective tax rate should be provided for all three years for which an income statement is presented.

In response to the Staff’s comment the Company proposes to include the requested additional disclosure prospectively beginning with its Form 10-Q for the quarter ended June 30, 2009.  The lack of inclusion of the reconciliation from the expected tax rate to the effective tax rate for the year ended December 31, 2006 in our 2008 Form 10-K was an oversight , however management would like to point out that such information is available in our 2007 and 2006 Form 10-K filings.

               7.             Your use of a weighted average expected tax provision does not provide either the pre-tax income/loss or tax rates used.  If retained, please provide disclosure to be included in the note showing the components of the weighted average expected tax provision for each year.  Tell us what consideration you gave to using only the US statutory tax rate since you disclose the US tax amounts separate from non-US tax amounts above the rate reconciliation.

In response to the Staff’s Comment, the Company respectfully submits that management believes that the disclosure currently provided with respect to income tax rate reconciliations is in accordance with generally accepted accounting principles in the United States.  Management has not been able to identify any authoritative guidance indicating the requirement for disclosure of the components of the weighted average expected tax provision for each year and believe that the interpretive response included in SAB Topic 6 I (5) indicates that brief description of how the weighted average expected rate was determined is appropriate.  Management would also like to point out that a significant amount of qualitative disclosure is provided in Note 25 with respect to the nature of income taxes paid and the jurisdictions in which the Company’s income is subject to taxation.

Management had not previously considered reconciling the Company’s effective tax rate against only the US statutory tax rate due to fact that the Company is not a U.S.-based entity and has diversified multinational operations.  Management believes that reconciling the weighted average rate against established categories of  items impacting the effective rate is an appropriate means of disclosing the nature of the allowable permanent differences which impact the overall tax expense of the Company.

FAS 109 does not explicitly address the means by which it should be applied to Companies who pay tax in multiple jurisdictions, and as such, we have reviewed the types of disclosure provided by other industry participants to assess the practical application of other registrants.  As the Staff is likely already aware, practice in this area is extremely varied.  Multinational entities provide tax rate reconciliation related disclosures using numerous approaches, including: applying the U.S. statutory rate to global income, differentiating U.S. taxable income from foreign sources and providing a reconciliation for only the U.S. portion of the consolidated income; reconciling taxable income from the statutory rate of the jurisdiction of the parent Company only; and disclosure consistent with the method we have applied.

Following this review management believe that the Company has provided appropriate and transparent disclosure regarding the nature and effect  of all significant matters affecting expected taxation rates, however, in or-

der to further clarify the Company’s disclosure we propose prospectively expanding (in its Form 10-K for the year ended December 31, 2009) the current disclosure to include the statutory tax rates of the most significant jurisdictions contributing to the overall taxation of the Company.

Item 15, Exhibits, Financial Statement Schedules

               8.          We note that you have filed your Master Commutation, Release and Restructuring Agreement with Syncora and certain counterparties as Exhibit 10.1 to your Form 8-K filed on July 28, 2008 and that you have incorporated this agreement into your Form 10-K as Exhibit 10.93.  However, it appears that the exhibits, schedules and disclosure schedules to the agreement were not filed as part of the exhibit.  Please file this agreement in its entirety.

In response to the Staff’s comment the Company will file the exhibits, schedules and disclosure schedules to the Master Commutation, Release and Restructuring Agreement with its Form 10-Q for the quarter ended June 30, 2009.

DEF 14A

Compensation Discussion and Analysis

Annual Incentives, page 21

               9.         We note your disclosure that financial metrics were rendered “unattainable or less relevant for measuring performance” as a result of certain events that you list and that as a result, the Company considered management’s success in handling challenges and related events in determining the bonus amounts provided to NEOs.  We also note that you cite various accomplishments of your NEOs in describing the bonus amounts paid.  Please revise your disclosure to indicate how the accomplishments of each NEO were assessed to determine the bonus amounts awarded and identify the target bonuses for each of your NEOs.  In particular, where your assessment has resulted in a specific percentage of target bonus paid, please clarify how this determination was made.  Please note that specific financial metrics must be identified and described if they were assessed in determining bonus awards.

In response to the Staff’s comment, the Company would like to note that as disclosed under the caption “Annual Incentives” in the Company’s proxy statement dated March 9, 2009, in light of the extraordinary events that occurred during 2008, the Compensation Committee determined that formulaic financial metrics were not appropriate in determining 2008 annual incentive compensation.  The Compensation Committee made subjective determinations based on the factors described in the proxy statement with respect to each of our NEOs.  In its deliberations, the Compensation Committee did not assign specific weights to any of the factors listed in the proxy statement.  In future filings, the Company will enhance the disclosure of the subjective nature of the determination if applicable, and will include disclosure of the target bonus of each of its NEOs, which for 2008 were as follows: Mr. McGavick $2,000,000, Mr. Nocco $750,000, Mr. Veghte $750,000, Mr. Duclos $812,500 and Ms. Street $1,350,000.

2009 Long-Term Cash Incentive Plan, page 25

                10.      We note that payments made under the LTP will be subject to increase or decrease based on attainment of “combined ratio performance criteria.”  Please revise your disclosure to identify the “combined ratio performance criteria” and describe how achievement of the criteria was assessed to determine the amounts paid under the LTP for your NEOs.

In response to the Staff’s comment, the Company would like to point out that there were no payments made during 2008 under the 2009 Long-Term Cash Incentive Plan (“2009 LTP”), and information regarding the 2009 LTP is not otherwise required to be disclosed in the Company’s proxy statement dated March 9, 2009 pursuant to Item 402 of Regulation S-K.  We respectfully suggest that additional information about the 2009 LTP would not provide investors material information necessary to an understanding of the Company’s compensation policies and decisions regarding our NEOs during 2008, and we believe that no further disclosure is required.  The Company will include additional disclosure of the 2009 LTP in its discussion of compensation decisions for the 2009 calendar year.

Employment Contracts with NEOs, page 36

11.      We note you have entered into an employment agreement with your Executive Vice President and Chief Executive of Insurance Operations, David B.  Duclos.
Please file this agreement as an exhibit to your filing.

In response to the Staff’s comment, the Company will file its employment agreement with Mr.  Duclos as an exhibit to its Form 10-Q for the quarter ended June 30, 2009.

Related Person Transactions, page 49

                12.      We note that you have entered into a consulting arrangement with your Former CEO and Chairman, Mr.  O’Hara, in which he will receive a fee of $800,000 per year for advisory services.  Please revise your disclosure to provide a description of this arrangement pursuant to Item 404(a) of Regulation S-K.  In addition, please file the underlying agreement as an exhibit to your filing or provide us with an analysis as to why you do not believe it needs to be filed.

In response to the Staff’s comment, the Company notes that it has included information pertaining to the Mr.  O’Hara’s consulting arrangement in Footnote 1 of the Summary Compensation Table (page 29).  The Company will include a description of its arrangement with Mr.  O’Hara in its 2010 proxy statement in accordance with Item 404(a) of Regulation S-K if Mr.  O’Hara is a related person at that time.  In addition, the Company will file its consulting agreement with Mr.  O’Hara as an exhibit to its Form 10-Q for the quarter ended June 30, 2009.

—————————————————

At the Staff’s request, the Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have fully responded to your comments.  However, if you have any questions about any of the Company’s response to your comments or require further explanation, please do not hesitate to contact me at (212)

701-3295 or by email at nnewitz@cahill.com or Stephen Robb of XL Capital at (441) 294-7385 or by email at stephen.robb@xlgroup.com.

Sincerely,

/s/ Noah B. Newitz
Noah B. Newitz

Noah B.  Newitz
James Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA EDGAR TRANSMISSION

cc:	Michael S. McGavick Brian W. Nocco Kirstin Gould Stephen J.H. Robb Lorraine Mandel Daniel Losito

Appendix A

Example Disclosure Related to Prior Year Development

Example Disclosure Related to Prior Year Development

The timing of changes in the estimates of ultimate losses and related reserves is driven by the application of the Company’s established actuarial methodologies for each line of business.  The Company’s actuaries develop expectations for patterns of reported loss emergence, including large losses and other components of reported losses that may in certain instances be considered separately.  In the event that actual development differs from established expectations, the Company’s estimate of ultimate losses will change.  Such changes are referred to as adverse or favorable development.

Insurance

Net favorable prior year development in the year ended December 31, 2008, totaled $305.5 million, with gross prior year favorable development of $609.6 million.  The impact of reductions in gross reported losses on older years in certain casualty lines was mostly offset by the impact of the reinsurance recoverable component on such losses.  In addition, the impact of gross reserve releases in professional and specialty lines was mostly offset by the impact of a reduction in estimated ceded IBNR following reserve reviews in these lines.

For property lines, net prior year development during 2008 was $106 million favorable.  The most significant movements are discussed below:

•	$12 million favorable resulted from an agreement reached with Axa/Wintherthur in December 2008 in regard to certain reinsurance recoverable balances
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$33 million favorable resulted from settling claims at amounts less than the Company had provided on accident years prior to 2005 for which no IBNR is held.  For these years, reported loss movements directly impact ultimate losses in the calendar period in which they occur.

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$45 million favorable resulted from favorable loss development during 2008 on prior periods with the majority of the impact in the 2005 to 2007 accident years, largely as a result of reductions in carried case reserves.

•	$9 million favorable in natural catastrophe estimates resulted from reductions in claim reserves for the 2005 US Hurricanes and 2007 UK flood event.
•	$7 million favorable resulted from a reduction in the provision for unrecoverable reinsurance caused by changes in the level of recoveries and the distribution of recoveries by reinsurer.

For casualty lines, net prior year development during 2008 was $184 million favorable.  The most significant movements are discussed below:

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$34million favorable in Excess Casualty business resulted from favorable reported loss development mostly affecting accident years 2003 to 2007 and a shift to place greater reliance on the chain ladder methods for older years due to the maturity of this business.

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$61 million favorable in global insurance programs written on a primary basis resulted from favorable reported loss development driven by reduced frequency of individual large losses in the 2004 to 2006 accident years.

•	$65 million favorable in Global Programs resulted from an agreement reached with Axa/Wintherthur in December 2008 in regard to certain reinsurance recoverable balances.

•	$17 million favorable in US large risk casualty business resulted from favorable loss development on prior periods and the recognition of lower than expected multi-claimant events on prior periods.
•	$7 million favorable resulted from a reduction in the provision for unrecoverable reinsurance caused by changes in the level of recoveries and the distribution of recoveries by reinsurer.
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Gross prior year favorable development exceeded the corresponding net favorable development, as the impact of reductions in gross reported losses on older years in certain casualty lines was mostly offset by the impact of the reinsurance recoverable component on such losses.

For professional lines, net prior year development during 2008 was $30 million favorable.  The significant events impacting this movement were as follows:

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$26 million favorable in Global directors and officers liability and related lines resulted from favorable loss development during 2008 on prior periods.  Favorable loss development was recognized primarily in the 2003 to 2006 years.  These releases were largely offset by strengthening of reserves in the 2007 year to reflect the potential for more adverse claim activity associated with financial markets deterioration in 2007 and 2008.

•	$4 million favorable in US professional liability resulted from favorable case loss development on prior periods reported in 2008.

For specialty lines, net prior year development during 2008 was $10 million adverse.  The most significant movements are discussed below:

•	$15 million favorable in Aerospace resulted from favorable loss development during 2008 on the 2003 to 2007 accident years.
•	$55 million adverse in Environmental resulted from adverse loss development during 2008 on pollution related occurrences related to prior accident periods.
•	$16 million favorable in Marine resulted from favorable loss development during 2008 on prior periods and a claims review of 2005 US hurricanes.
•	$14 million favorable in other Specialty lines resulted from favorable loss development reported during 2008.

For financial lines, net prior year development during 2008 was $5 million adverse.

Reinsurance

Net favorable prior year reserve development for the year ended December 31, 2008, $305.2 million.  Casualty and other lines reserve releases in both European and U.S. casualty and professional portfolios as well as reserve releases associated with the reinsurance-to-close relating to the 2005 year of account on certain Lloyd’s sourced business.  In the same period, property and other short-tail lines net favorable development was attributable to most business units globally.  Gross prior year favorable development for the year ended December 31, 2008 of $444.3 million exceeded the corresponding net favorable development during the same period as the impact of favorable loss experience related to a large crop program was mostly offset by the impact of retrocession protection related to this program.

Short-tailed lines resulted in releases of $201 million and details of these by specific line are as follows:

•	$40 million favorable development in property catastrophe lines resulted primarily from releases within the Bermuda operating unit due to lower than expected frequency of losses for underwriting years 2005 through 2007 and migration from expected loss-based target loss ratio reserving method to experience-based Bornhuetter-Ferguson method for underwriting year 2007.  As noted above, this is a normal part of the reserving process.
•	$83 million favorable development in property-other lines was primarily due to US and European exposures generating lower than expected frequency of losses from underwriting years 2004 through 2007.
•	$4 million favorable development in marine lines was primarily due to lower than expected reported losses in underwriting year 2005 in XL Re Europe.
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$12 million favorable development in aviation lines was primarily due to a release of $6 million resulting from reduction in market loss estimates relating to one major event and better than expected reported activity from several recent underwriting years in the European operating unit’s general aviation exposures and in the Bermuda operating unit’s Satellite exposures.

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$63 million favorable development in Other short tail lines included $45 million in releases related to 2005 year of account Reinsurance to Close (RITC) transactions for various Lloyd’s Syndicates and $11 million related to releases from a contract commuted during 2008.

Long-tailed lines resulted in releases of $104 million and details of these by specific line are as follows:

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$30 million favorable development in casualty lines was primarily due to actual losses reported being lower than expected in most underwriting years within the European operating unit in the European and US exposed General Liability business and French and UK Motor Liability business.

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$74 million favorable development in professional lines including the U.S. business unit’s release of $68 million primarily as a result of D&O and E&O reported losses coming in better than expected from the 1999 to 2005 underwriting years.  In addition, the European operating unit generated better than expected reported activity from the 2002 to 2005 underwriting years resulting in total releases of $31 million.  These were offset by prior year strengthening of $25 million in the 2006 and 2007 underwriting years due to the potential for increased professional liability claim activity emanating from the subprime and related credit crisis.